UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of March, 2013

Commission File Number: 001 - 15214

TRANSALTA CORPORATION

(Translation of registrant’s name into English)

110-12th Avenue S.W., Box 1900, Station “M”, Calgary, Alberta, T2P 2M1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F____

Form 40-F X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	______	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

99.1                    The Management Proxy Circular of the Registrant dated March 5, 2013 (excluding the “Performance Graph”, which shall be deemed not to be incorporated by reference) and the Notice of Annual and Special Meeting filed as part of Exhibit 99.1 to this Form 6-K are hereby filed for the purpose of being and hereby are incorporated by reference into the Registrant’s registration statements filed under the Securities Act of 1933, as amended.

Form	Registration No.
S-8	333-72454
S-8	333-101470
F-10	333-185157

99.2                    The Form of Proxy of the Registrant is hereby furnished, not filed, and will not be incorporated by reference into any registration statement filed by TransAlta Corporation under the Securities Act of 1933, as amended.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TransAlta Corporation
By: /s/ Maryse St.-Laurent
Maryse St.-Laurent
Vice-President and Corporate Secretary

Date: March 5, 2013.

EXHIBIT INDEX

99.1	TransAlta Corporation’s Notice of Annual and Special Meeting and Management Proxy Circular, dated March 5, 2013 (Only those portions as described in the body of this report are being filed).

99.2

TransAlta Corporation’s Form of Proxy for its 2013 Annual and Special Meeting of Shareholders is hereby furnished, not filed, and will not be incorporated by reference into any registration statement filed by TransAlta Corporation under the Securities Act of 1933, as amended.